

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 3, 2023

Paul Voigt
Chief Executive Officer
INNOVATE Corp.
222 Lakeview Ave., Suite 1660
West Palm Beach, FL 33401

> **Re: INNOVATE Corp.**
> **Registration Statement on Form S-3**
> **Filed on September 29, 2023**
> **File No. 333-274760**

Dear Paul Voigt:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing